Mail Stop 4561   April 8, 2009

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

> **Re: Jesup & Lamont, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-31292**

Dear Mr. Wojnowski, Jr.:

       This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

Compensation of Directors and Officers and Related Matters

1.   We note your response to comment 1 of our letter dated March 30, 2009. In response to our comment, you provided disclosure in the salary column. We note that you paid other compensation in 2006 and 2007. We also note that the employment agreements require you to pay additional compensation. Please advise whether this other compensation was paid in 2008. If so, please revise the table and update the footnotes to reflect all compensation paid in 2008.

Proposal No. 6

Approval of a Compensation Plan…

2.   We note your response to comment 2 of our letter dated March 30, 2009. Please reconcile your disclosure in Proposal 2 with your revised disclosure in Proposal 6. For example, in Proposal 6, please disclose whether independent consultants will be eligible to participate. Also, in Proposal 2, please include the approximate number of persons in each class.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3386.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Stephen A. Zelnick, Esquire (*via facsimile)*